Morgan Stanley Dean Witter Charter Series
Monthly Report
November 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of November 30, 1999 was as follows:

Funds                    N.A.V.                      % change for month
Charter Graham           $  9.50                          1.87%
Charter Millburn         $  9.14                          1.47%
Charter Welton           $  8.28                          6.38%

During November, several of the markets that had trended during much of the third quarter of 1999 and subsequently experienced reversals and short-term price volatility from mid to late October, re-established their price trends and moved in a consistent manner. Markets such as the euro and the Japanese yen resumed previous price trends and thus proved profitable for the Charter Series Funds. Historically, it has been similar price trends and the lack of choppy price movement that has helped the Funds' technical trend-following money managers profit as they did during November.

The re-emergence of the declining trend in the value of the euro and Swiss franc relative to other major currencies, as well as the continued strength of the Japanese yen, contributed positively to the performance of each of the Charter Series Funds during the month. Short positions in the euro and the Swiss franc were profitable as the value of these European currencies declined following an interest rate increase by the European Central Bank ("ECB"), the Swiss National Bank's decision not to follow the ECB's rate hike and questions regarding the European economy. Additional currency gains were recorded from long Japanese yen positions as the value of the yen strengthened versus the U.S. dollar and most European currencies following the release of optimistic Japanese economic data.

The future direction of U.S. interest rates, and to a lesser extent European interest rates, came into importance during the month as the U.S. Federal Reserve, the European Central Bank and the Bank of England each raised their key interest rates. Following the interest rate hikes, gains were recorded from long positions in U.S., European and Asian stock index futures as global stock prices, particularly technology issues, moved higher on beliefs that these rate increases would be the last for the near-term. In particular, Welton profited considerably in November from significant participation in the global stock index futures markets from long positions in S&P 500, NASDAQ 100, CAC-40 and Hang Seng Index futures. These gains were partially offset by losses incurred from continued short-term price volatility in the global interest rate futures markets.

In the commodities markets, oil prices, prior to October, had climbed from below $12 a barrel in January to nearly $25 a barrel in September. Sudden price reversals and short-term volatility during October were followed by a resumed upward climb reaching a nine-year high above $27 a barrel during November. The increase in oil prices, which in turn was profitable for the Charter Welton's long positions, was primarily attributed to reports of low supplies, increasing demand from Asia and heightening diplomatic tensions between Iraq and the United Nations. Charter Welton recorded smaller gains in the commodities markets from long coffee futures positions as coffee prices soared higher as dry weather persisted in Brazil. Charter Graham and Millburn also profited in the commodities markets, specifically from short positions in grain and cotton futures as prices in these markets declined amid supply and demand considerations.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Robert E. Murray
President
Demeter Management Corporation
General Partner


MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from inception-to-date for each Fund in the Morgan Stanley
Dean Witter Charter Series.  PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham

Year                Return
1999 (9 months)                -5.0%

Inception-to-Date Return:      -5.0%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (9 months)                -8.6%

Inception-to-Date Return:           -8.6%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (9 months)                -17.2%

Inception-to-Date Return:           -17.2%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended November 30, 1999
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        November 1, 1999
November 1, 1999                                                 Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                       (998,469)            (5.79)
(758,336)                        (3.64)
  Net change in unrealized      1,384,959              8.03
1,136,234                         5.45
  Total Trading Results           386,490              2.24
377,898                           1.81
Interest Income (DWR)              64,966              0.38
85,209                            0.41
  Total Revenues                  451,456              2.62
463,107                           2.22

EXPENSES
Brokerage fees (DWR)              100,626              0.58
121,555                           0.58
Management fees                    28,750              0.17
34,730                            0.17
  Total Expenses                  129,376              0.75
156,285                           0.75

NET INCOME                        322,080              1.87
306,822                           1.47

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended November 30, 1999
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  November 1, 1999     1,848,814.780  17,250,252     9.33
2,313,644.193   20,838,012     9.01
Net Income                    -          322,080     0.17                     -
306,822                        0.13
Redemptions               (8,747.367)    (83,100)    9.50
(11,719.212)    (107,114)      9.14
Subscriptions            110,606.003   1,050,757     9.50
124,744.504    1,140,165       9.14
Net Asset Value,
  November 30, 1999    1,950,673.416  18,539,989    9.50
2,426,669.485   22,177,885     9.14

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended November 30, 1999
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        November 1, 1999
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading profit (loss):
  Realized                        607,357              3.27
  Net change in unrealized        641,937              3.46
  Total Trading Results         1,249,294              6.73
Interest Income (DWR)              74,450              0.40
  Total Revenues                1,323,744              7.13

EXPENSES
Brokerage fees (DWR)              108,342              0.58
Management fees                    30,955              0.17
  Total Expenses                  139,297              0.75

NET INCOME                      1,184,447              6.38

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended November 30, 1999
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  November 1, 1999     2,386,966.856     18,573,073        7.78
Net Income                       -        1,184,447        0.50
Redemptions              (13,134.378)      (108,753)       8.28
Subscriptions            128,992.270      1,068,056        8.28
Net Asset Value,
  November 30, 1999    2,502,824.748   20,716,823     8.28

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its
U.S. Treasury bill investments during such month.   Carr also credits DWR
with the interest income earned with respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Limited Partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)


Redemptions - Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in the Partnership's Limited Partnership Agreements.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR for trades executed on its behalf as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in future interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in
Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of management fees and incentive fees as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of "Trading Profits", (as defined in the Limited Partnership Agreements), as of the end of each calendar month. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.